Exhibit 99.7
Bijzondere algemene vergadering van 22 oktober 2019 Special shareholders’ meeting of 22 October 2019

Dr. Linda Higgins

Linda Slanec Higgins, Ph.D., vervoegde Gilead Sciences in 2010 en is momenteel Sr. Vice President Research, External Innovation. In haar eerste negen jaar bij Gilead stond ze aan het roer van de afdeling Biologie en breidde ze het therapeutisch gebied en de mogelijkheden van de afdeling aanzienlijk uit. Voordien was ze Voorzitter & CEO van InteKrin Therapeutics en Hoofd van Onderzoek bij Scios, Inc., deel van de Johnson & Johnson groep, waar ze de ontdekking van geneesmiddelen, preklinische ontwikkeling en translationele geneeskunde aanstuurde.

Dr. Higgins is gepassioneerd door biofarmaceutische ontdekking en ontwikkeling en zet zich sinds 1991 in voor uitmuntendheid in toegepast wetenschappelijk onderzoek. Ze heeft projecten en afdelingen geleid in verschillende therapeutische gebieden, waaronder aandoeningen aan het centrale zenuwstelsel, fibrose, ontstekingsziektes, cardiovasculaire ziektes, virologie en oncologie. Dr. Higgins bouwde veel van deze uit als nieuwe werkgebieden bij Scios en Gilead.

Dr. Higgins heeft de Amerikaanse nationaliteit en behaalde een A.B. in Gedragsfysiologie aan Kenyon College, een doctoraat in Neurowetenschappen aan de Universiteit van Californië, San Diego School of Medicine, en voltooide een postdoctorale opleiding in Moleculaire Genetica aan het Howard Hughes Medical Institute aan de Universiteit van Californië, Berkeley. Ze heeft meer dan 50 peer-reviewed wetenschappelijke artikelen en gastbijdragen geschreven en is uitvinder van meer dan een dozijn patenten.

Linda Slanec Higgins, Ph.D., joined Gilead Sciences, Inc. in 2010 and is currently Sr. Vice President Research, External Innovation. In her first nine years at Gilead she led Biology, significantly expanding the therapeutic area scope and capabilities of the department. She previously served as the President & CEO of InteKrin Therapeutics and as Head of Research at Scios, Inc., a Johnson & Johnson company, where she provided leadership for drug discovery, preclinical development, and translational medicine.

Dr. Higgins is passionate about biopharmaceutical discovery and development, and has been dedicated to excellence in applied scientific research since 1991. She has led projects and departments in multiple therapeutic areas including CNS, fibrosis, inflammation, cardiovascular, virology, and oncology. Dr. Higgins built many of these as new areas at Scios and Gilead.

Dr. Higgins is a US citizen and earned an A.B. in Behavioral Physiology from Kenyon College, a Ph.D. in Neurosciences from the University of California, San Diego School of Medicine, and completed postdoctoral training in Molecular Genetics at the Howard Hughes Medical Institute at the University of California, Berkeley. She has authored over 50 original peer reviewed scientific papers and invited reviews and is an inventor on over a dozen patents.

#234972v1	P. 1 | 2

Bijzondere algemene vergadering van 22 oktober 2019 Special shareholders’ meeting of 22 October 2019

Mr. Daniel O’Day

Daniel O’Day vervoegde Gilead in 2019 als hoofd van het biofarmaceutisch bedrijf, dat meer dan 11.000 medewerkers over de hele wereld telt.

Voorafgaand aan Gilead was de heer O’Day Chief Executive Officer van Roche Pharmaceuticals. Zijn carrière bij Roche omvatte meer dan drie decennia, waarin hij een aantal leidinggevende functies bekleedde in de farmaceutische en diagnostische afdelingen van het bedrijf in Noord-Amerika, Europa en Azië. Tijdens zijn tijd bij Roche, gaf de heer O’Day blijk van zijn visie en leiderschap, en hielp hij om de acquisities te realiseren van Flatiron Health en Foundation Medicine in 2018. Hij maakte deel uit van het Uitvoerend Comité van het bedrijf, alsook van een aantal openbare en private raden van bestuur, waaronder Genentech. De heer O’Day is momenteel de Voorzitter en Chief Executive Officer van Gilead Sciences, Inc. en lid van de raad van bestuur van Pharmaceutical Research and Manufacturers of America (PhRMA).

De heer O’Day heeft de Amerikaanse nationaliteit en behaalde een bachelordiploma in de biologie aan Georgetown University en een MBA aan Columbia University in New York.

Daniel O’Day joined Gilead in 2019 to lead the biopharmaceutical company, which has more than 11,000 employees around the world.

Prior to Gilead, Mr. O’Day served as the chief executive officer of Roche Pharmaceuticals. His career at Roche spanned more than three decades, during which he held a number of executive positions in the company’s pharmaceutical and diagnostics divisions in North America, Europe and Asia. During his time at Roche, Mr. O’Day demonstrated vision and leadership, helping to engineer the acquisitions of Flatiron Health and Foundation Medicine in 2018. He served as a member of the company’s Corporate Executive Committee, as well as on a number of public and private boards, including Genentech. Mr. O’Day is currently the Chairman and Chief Executive Officer of Gilead Sciences, Inc. and a member of the board of directors of Pharmaceutical Research and Manufacturers of America (PhRMA).

Mr. O’Day is a US citizen and holds a bachelor’s degree in biology from Georgetown University and an MBA from Columbia University in New York.

#234972v1	P. 2 | 2